EXHIBIT 12

Swift Energy Company

Ratio of earnings to fixed charges

(in thousands)	Three Months Ended March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Gross G&A	$ 17,623	$ 86,212	$ 73,453	$ 62,876	$ 42,142	$ 29,972
Net G&A	8,419	38,673	34,182	27,634	18,866	14,357
Interest Expense, Net	7,467	31,079	28,082	23,582	24,873	27,643
Rent Expense	771	2,947	2,952	2,567	2,529	2,101
Income (loss) from Continuing Operations Before Income Taxes	(91,969)	(412,758)	244,556	248,308	156,129	86,083
Capitalized Interest	1,523	8,037	9,545	9,211	7,199	6,490
Calculated Data
Unallocated G&A (%)	47.77%	44.86%	46.54%	43.95%	44.77%	47.90%
Non-Capital Rent Expense	$ 368	$ 1,322	$ 1,374	$ 1,128	$ 1,132	$ 1,006
1/3 Non-Capital Rent Expense	123	441	458	376	377	335
Fixed Charges	9,113	39,557	38,085	33,169	32,449	34,468
Earnings	(84,379)	(381,238)	273,096	272,266	181,379	114,061
Ratio of Earnings to Fixed Charges	*	*	7.17	8.21	5.59	3.31

*
Due to the $754.3 million non-cash charge incurred in the fourth quarter of 2008, and the $79.3 million non-cash charge incurred in the first quarter of 2009, both caused by a write-down in the carrying value of oil and gas properties due to the rapid decline of oil and gas prices during those periods, 2008 earnings were insufficient to cover fixed charges by $420.8 million, and first quarter 2009 earnings were insufficient to cover fixed charges by $93.5 million.  If the $754.3 million non-cash charge at year-end 2008 is excluded in calculating earnings, the ratio of earnings to fixed charges would have been 9.43 for the year ended December 31, 2008.  If the $79.3 million non-cash charge is excluded in calculating earnings, the ratio of earnings to fixed charges for the quarter ended March 31, 2009, would have still been insufficient to cover fixed charges by $14.2 million.

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest.  Earnings represents income (loss) from continuing operations before income taxes and interest expense, net, and that portion of rental expense deemed to be the equivalent of interest